EXHIBIT 99.1

Internet Gold Receives NASDAQ Notice of Delisting

Ramat Gan, Israel – October 24, 2019 - Internet Gold - Golden Lines Ltd. (the “Company” or “Internet-Gold”) (NASDAQ Global Select Market and TASE: IGLD) today announced that on October 22, 2019 it received a Notice of Delisting letter from the Listing Qualifications Department of Nasdaq.

As previously disclosed, on August 19, 2019, the Company was advised that it no longer complied with the continued listing standard set forth in Listing Rule 5450(b)(1)(B) (i.e., the minimum 750,000 publicly held shares’ requirement). The Company submitted a plan to regain compliance on October 2, 2019, but Nasdaq Staff determined to deny the Company’s request for an extension. Additionally, on September 26, 2019, as previously announced, the Nasdaq Staff notified the Company that it no longer complied with the minimum $10 million stockholders’ equity requirement under Listing Rule 5450(b)(1)(A). The Company was granted until November 11, 2019 to submit its plan to regain compliance. However, pursuant to Listing Rule 5810(c)(2), Nasdaq Staff did not accept the Company’s plan, and as a result, the failure to comply with the minimum $10 million stockholders’ equity requirement was found to be an additional basis for delisting.

Accordingly, the Company was notified that its ordinary shares will be delisted from The Nasdaq Global Select Market unless the Company requests an appeal. The Company may prior to October 29, 2019 request either an oral hearing or a hearing based solely on written submissions. If it does not, the Company’s ordinary shares will be suspended from trading on the Nasdaq Global Select Market at the opening of business on October 31, 2019 and a Form 25-NSE will be filed with the Securities and Exchange Commission (the “SEC”), which will remove the Company’s securities from listing and registration on The Nasdaq Stock Market. The Company’s shares will continue to be listed on the Tel-Aviv Stock Exchange.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company whose principal asset is a 51.95% stake in B Communications Ltd., the owner of 26.34% of outstanding shares of Bezeq The Israel Telecommunication Corporation Limited, the leading communications group in Israel. On June 2019, Internet Gold entered into a transaction for the sale of its entire holdings in B Communications Ltd. For more information, please visit the following Internet sites:

www.igld.com

www.bcommunications.co.il

www.ir.bezeq.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in Internet-Gold’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Doron Turgeman- CEO

doron@igld.com / Tel: +972-3-924-0000